SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 20, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Andrew Cripps and Conny Karlsson proposed for Swedish Match Board of Directors

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 20, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

20 March, 2006

Andrew Cripps and Conny Karlsson proposed for Swedish Match Board of Directors

At the upcoming Annual General Meeting the Election Committee of Swedish Match AB will propose the election of Andrew Cripps and Conny Karlsson to the Swedish Match Board of Directors. Furthermore, the Election Committee will propose re-election of Bernt Magnusson (Chairman), Sven Hindrikes, Tuve Johannesson, Arne Jurbrant, Karsten Slotte, Kersti Strandqvist and Meg Tivéus. Jan Blomberg has declined to be re-elected.

At present, Andrew Cripps is holding a position as a non-executive director at the UK listed company, Trifast plc, where he is also Chairman of the Remuneration Committee and member of the Audit and Nominating Committees.

For the last 22 years, Andrew Cripps has held a number of strategic positions within British American Tobacco (BAT) and Rothmans. Andrew Cripps left the BAT organization at the end of 2005. He possesses a broad strategic experience within the areas of mergers & acquisitions, corporate finance and corporate governance. Andrew Cripps is a Chartered Accountant at the Institute of Chartered Accountants.

Conny Karlsson is currently holding board assignments at Zodiak AB where he is Chairman, Wihl. Sonesson AB, Scribona AB and Lindex AB where he acted as CEO for eight months in 2004. For ten years, Conny Karlsson held the position as CEO of Duni AB in Sweden (1990-2000) and prior to that, he has acquired ten years of international experience from the field of fast-moving consumer goods from various positions within Procter & Gamble. Conny Karlsson has a MBA from Stockholm School of Economics.

In its proposal to the Annual General Meeting, the Election Committee has made particular note of Andrew Cripps’ broad experience from the tobacco business, both from Rothmans and BAT, as well as the vast experience of fast-moving consumer goods on the European market of Conny Karlsson.

The Election Committee is appointed by the Annual General Meeting and consists of Joachim Spetz, Chairman, (Handelsbanken Fonder), Marianne Nilsson (Robur Funds), Pernilla Klein (Third AP-fund) and Bernt Magnusson as ordinary members. Carl Rosén (Second AP-Fund) has served as deputy member of the Committee. William N. Booth (Wellington Management Company) and Mads Eg Gensmann and Edoardo Mercadante (Parvus Asset Management) have been co-opted to the Committee during the course of the year.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,311MSEK for the twelve month period ending December 31, 2005. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com